APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Localisity, LLC

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Uncategorized Income	1.00
Total Income	**$1.00**
GROSS PROFIT	**$1.00**
Expenses	
Advertising & Marketing	3,287.13
Contractors	6,230.49
Development Costs	7,087.98
IT & Internet Expense	725.19
Legal & Professional Services	1,764.71
Reimbursable Expenses	65.39
Travel	47.00
Total Expenses	**$19,207.89**
NET INCOME	**$ -19,206.89**

Localisity, LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Account	957.11
Total Bank Accounts	**$957.11**
Total Current Assets	**$957.11**
TOTAL ASSETS	**$957.11**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Ben's Equity	10,000.00
Bharath's Equity	10,164.00
Retained Earnings	
Net Income	-19,206.89
Total Equity	**$957.11**
TOTAL LIABILITIES AND EQUITY	**$957.11**

Localisity, LLC

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales	770.41
Total Income	**$770.41**
Cost of Goods Sold	
Cost of Goods Sold	232.26
Total Cost of Goods Sold	**$232.26**
GROSS PROFIT	**$538.15**
Expenses	
Advertising & Marketing	6,330.27
Bank Charges & Fees	16.00
Contractors	28,453.93
Development Costs	4,039.94
IT & Internet Expense	1,204.44
Legal & Professional Services	2,214.51
Meals & Entertainment	999.35
Office Supplies & Software	999.82
Other Business Expenses	14.70
Travel	624.38
Total Expenses	**$44,897.34**
NET INCOME	**$ -44,359.19**

Localisity, LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Account	3,597.92
Total Bank Accounts	**$3,597.92**
Total Current Assets	**$3,597.92**
TOTAL ASSETS	**$3,597.92**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Ben's Equity	13,500.00
Bharath's Equity	13,664.00
Poonam's Equity	40,000.00
Retained Earnings	-19,206.89
Net Income	-44,359.19
Total Equity	**$3,597.92**
TOTAL LIABILITIES AND EQUITY	**$3,597.92**

I, Charles Dooley, certify that:

1. The financial statements of Localisity included in this Form are true and complete in all material respects; and

2. The tax return information of Localisity included in this Form reflects accurately the information reported on the tax return for Localisity for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature _____

Name: Charles Dooley

Title: CEO & Co-Founder